UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

TOWER BANCORP, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	25-1445946
(State of incorporation or organization)	(IRS Employer Identification No.)

112 Market Street

Harrisburg, PA 17101

(Address of Principal Executive Offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
To be so registered	each class is to be registered
Common Stock, no par value per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:                                                               (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

(Title of class)

Item 1.  Description of Registrants’ Securities to be Registered.

The authorized capital stock of the registrant, Tower Bancorp, Inc. (“Tower”) consists of fifty million (50,000,000) shares of common stock, no par value, and five hundred thousand (500,000) shares of preferred stock, $2.50 par value.

Dividends

The holders of Tower common stock share ratably in dividends when and if declared by Tower’s board of directors from legally available funds. Declaration and payment of cash dividends by Tower depends upon cash dividend payments to it by Graystone Tower Bank, which is Tower’s primary source of revenue and cash flow. Tower is a legal entity separate and distinct from Graystone Tower Bank. Accordingly, the right of Tower, and consequently the right of creditors and shareholders of Tower, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of Tower in its capacity as a creditor may be recognized.

Pre-Emptive Rights, Redemption

Holders of Tower common stock do not have pre-emptive rights to acquire any additional shares of Tower common stock. Tower common stock is not subject to redemption.

Liquidation Rights

In the event of Tower’s liquidation, dissolution or winding-up, whether voluntary or involuntary, holders of Tower common stock will share ratably in any of its assets or funds that are available for distribution to its shareholders after satisfaction, or adequate provision is made for satisfaction, of its liabilities, and after payment of any liquidation preferences of any outstanding shares of Tower preferred stock.

Preferred Stock

Tower’s board of directors is authorized to issue shares of Tower preferred stock, without shareholder approval. Tower’s board will determine the rights, qualifications, limitations and restrictions of each series of Tower preferred stock at the time of issuance, including without limitation, rights as to dividends, voting and convertibility into shares of Tower common stock. Shares of Tower preferred stock may have dividend, redemption, voting, and liquidation rights that take priority over the Tower common stock, and may be convertible into Tower common stock.

Anti-Takeover Article and Bylaw Provisions

Tower’s articles of incorporation and bylaws contain certain provisions that may have the effect of deterring or discouraging an attempt to take control of Tower. Among other things these provisions:

•                  Empower Tower’s board of directors, without shareholder approval, to issue shares of Tower preferred stock the terms of which, including voting power, are set by Tower’s board of directors;

•                  Divide Tower’s board of directors into three classes serving staggered three-year terms;

•                  Require that shares with at least 66 2 / 3 % or, in certain instances, a majority of total voting power approve the repeal or amendment of certain provisions of Tower’s articles of incorporation;

•                  Eliminate cumulative voting in the election of directors; and

•                  Require advance notice of nominations for the election of directors and the presentation of shareholder proposals at meetings of shareholders.

•                  From March 31, 2009 until March 31, 2012 and unless otherwise approved by 80% of the entire board of directors, the board of directors and committees will consist solely and equally of directors designated by directors of the pre-merger boards of Tower and Graystone Financial Corp., respectively.

Item 2.  Exhibits.

None.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the Registrants has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER BANCORP, INC.
(Registrant)

Dated: April 2, 2009	/s/ Andrew S. Samuel
Andrew S. Samuel
President and Chief Executive Officer